UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AQUINOX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.000001 par value per share

(Title of Class of Securities)

03842B101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 03842B101	Schedule 13G	Page 2 of 13

1	NAME OF REPORTING PERSONS AUGMENT INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 247,111
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 247,111
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,111
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%[1]
12	TYPE OF REPORTING PERSON CO

[1]	Based on 17,211,986 shares of the Issuer’s common stock outstanding as of November 9, 2015, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2015.

CUSIP No. 03842B101	Schedule 13G	Page 3 of 13

1	NAME OF REPORTING PERSONS Maria Christina Stephanou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 247,111
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 247,111
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,111
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%[2]
12	TYPE OF REPORTING PERSON IN

[2]	Based on 17,211,986 shares of the Issuer’s common stock outstanding as of November 9, 2015, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2015.

CUSIP No. 03842B101	Schedule 13G	Page 4 of 13

1	NAME OF REPORTING PERSONS Pantelitsa Sofokleous
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 247,111
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 247,111
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,111
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%[3]
12	TYPE OF REPORTING PERSON IN

[3]	Based on 17,211,986 shares of the Issuer’s common stock outstanding as of November 9, 2015, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2015.

CUSIP No. 03842B101	Schedule 13G	Page 5 of 13

1	NAME OF REPORTING PERSONS Victor Kharitonin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 247,111
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 247,111
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,111
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%[4]
12	TYPE OF REPORTING PERSON IN

[4]	Based on 17,211,986 shares of the Issuer’s common stock outstanding as of November 9, 2015, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2015.

CUSIP No. 03842B101	Schedule 13G	Page 6 of 13

1	NAME OF REPORTING PERSONS Egor Kulkov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 247,111
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 247,111
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,111
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%[5]
12	TYPE OF REPORTING PERSON IN

[5]	Based on 17,211,986 shares of the Issuer’s common stock outstanding as of November 9, 2015, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2015.

CUSIP No. 03842B101	Schedule 13G	Page 7 of 13

Item 1(a).	Name of Issuer: Aquinox Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

450-887 Great Northern Way

Vancouver, B.C.

Canada V5T 4T5

Item 2(a).	Name of Person(s) Filing:

AUGMENT INVESTMENTS LIMITED

Maria Christina Stephanou

Pantelitsa Sofokleous

Victor Kharitonin

Egor Kulkov

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Principal business office for all reporting persons:

c/o AUGMENT INVESTMENTS LIMITED

Dimokritou, 15, PANARETOS ELIANA COMPLEX, Flat/Office 104,

Potamos Germasogeias, 4041,

Limassol, Cyprus

Item 2(c).	Citizenship:

AUGMENT INVESTMENTS LIMITED is a company organized in the Republic of Cyprus.

Maria Christina Stephanou is a citizen of the Republic of Cyprus.

Pantelitsa Sofokleous is a citizen of the Republic of Cyprus.

Victor Kharitonin is a citizen of the Russian Federation.

Egor Kulkov is a citizen of the Russian Federation.

Item 2(d).	Title of Class of Securities: Common Stock, $0.000001 par value per share.

Item 2(e).	CUSIP Number: 03842B101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 03842B101	Schedule 13G	Page 8 of 13

	AUGMENT INVESTMENTS LIMITED (1)	Maria Christina Stephanou (1)	Pantelitsa Sofokleous (1)	Victor Kharitonin (1)	Egor Kulkov (1)
(a) Amount beneficially owned:	247,111	247,111	247,111	247,111	247,111
(b) Percent of class:(2)	1.4%	1.4%	1.4%	1.4%	1.4%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:	247,111	247,111	247,111	247,111	247,111
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:	247,111	247,111	247,111	247,111	247,111

(1)	Shares are held directly by AUGMENT INVESTMENTS LIMITED The directors of AUGMENT INVESTMENTS LIMITED are Maria Christina Stephanou and Pantelitsa Sofokleous and they have voting and dispositive power with respect to the shares held by AUGMENT INVESTMENTS LIMITED. The directors of AUGMENT INVESTMENTS LIMITED act in accordance with instructions issued by Mr. Victor Kharitonin and Mr. Egor Kulkov.
(2)	Based on 17,211,986 shares of the Issuer’s common stock outstanding as of November 9, 2015, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2015.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification: Not applicable.

CUSIP No. 03842B101	Schedule 13G	Page 9 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016	AUGMENT INVESTMENTS LIMITED

	By:	/s/ Pantelitsa Sofokleous
Name: Pantelitsa Sofokleous
Title: Director

AUGMENT INVESTMENTS LIMITED

	By:	/s/ Maria Christina Stephanou
Name: Maria Christina Stephanou
Title: Director

CUSIP No. 03842B101	Schedule 13G	Page 10 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016	/s/ Maria Christina Stephanou
Maria Christina Stephanou

CUSIP No. 03842B101	Schedule 13G	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016	/s/ Pantelitsa Sofokleous
Pantelitsa Sofokleous

CUSIP No. 03842B101	Schedule 13G	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016	/s/ Victor Kharitonin
Victor Kharitonin

CUSIP No. 03842B101	Schedule 13G	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016	/s/ Egor Kulkov
Egor Kulkov